Exhibit 1

FOR IMMEDIATE RELEASE	23 January 2013

WPP PLC (“WPP”)

WPP acquires Salmon, a leading multinational eCommerce digital agency

WPP announces that it has acquired the entire issued share capital of Okam Limited, the holding company of the Salmon Group (“Salmon”).

With a unique combination of technical and business expertise, Salmon provides digital consulting, design, delivery and support services to leading retail, wholesale and manufacturing brands including Akzo Nobel, Argos, Game, Halfords, Kiddicare, Morrisons, Selfridges and Premier Farnell.

Salmon clients have won recognition for their eCommerce and multi-channel achievements, including Retail Week awards for Multichannel Retailer of the Year, Technology Solution of the Year and Multichannel Integration Project of the Year. Argos.co.uk is the second largest multi-channel retailer eCommerce site by sales in the UK, after Tesco.

With a worldwide workforce of 420 people, Salmon operates from offices in the UK, in China and in Australia. Salmon will continue to operate as an independent and stand-alone brand within WPP and be led by CEO Neil Stewart.

“With increased client exposure and access to new geographies, our partnership with WPP will help fuel the next stage of our evolution into a global full-service digital delivery agency,” said Neil Stewart. “We are delighted to be able to do this whilst preserving Salmon’s independent culture and maintaining our focus on serving our clients.”

The acquisition reflects the increasing importance of eCommerce to retailers, manufacturers and brand owners in both business-to-consumer and business-to-business markets. eCommerce sales in the UK, the world’s most-developed eCommerce market, are growing at 10% per annum and account for all the growth in retail sales. Salmon will be in a position to partner with the rest of WPP to broaden its offer and develop its business internationally.

Commenting on the arrival of Salmon, Sir Martin Sorrell, CEO of WPP, said “The application of technology to marketing continues to accelerate, not least in the retail market and success requires close collaboration between our clients’ marketing and sales organisations and their IT organisation. Close collaboration between Salmon and WPP’s other agencies will allow WPP to bring clients a tightly-integrated solution across both marketing and technology and help both the CMO and CIO deliver customer-centric multi-channel solutions – yet another example of where CMO and CIO have to work together.”

Salmon’s consolidated unaudited revenues for the year ended 31 October 2012 were £34.3 million, with gross assets as at the same date of £11.3 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its digital capabilities. WPP’s digital revenues (including associates) are budgeted to exceed US$6 billion in 2013, representing over 33% of the Group’s total revenues, which in 2011 totalled US$16 billion. WPP has set a target of 35-40% of revenue to be derived from digital in the next five years.

About Salmon

Salmon was founded in 1989 and quickly established a reputation for on time, on budget delivery of business systems that deliver measurable competitive value. Since 2000, Salmon is best known for delivering and supporting large-scale eCommerce systems for multi-channel leaders like Argos. In 2012, Salmon was ranked 7th in The Drum’s Top 100 Digital list and 2nd in the Design and Build list.

Contact:

Feona McEwan, WPP. Tel +44 207 408 2204